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WRITER’S EMAIL ADDRESS:

yizhou.xu@shearman.com

August 25, 2017

Via Email and EDGAR Correspondence Filing

Mr. John Grzeskiewicz
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Ironwood Multi-Strategy Fund LLC (the “Feeder Fund”) (File Nos. 333-197488 and 811-22464)

Ironwood Institutional Multi-Strategy Fund LLC (the “Master Fund”, and together with the Feeder Fund, the “Funds”)
(File Nos.  333-197489 and 811-22463)

Dear Mr. Grzeskiewicz:

This letter responds to the oral comments that you provided on August 22, 2017 to the Feeder Fund’s registration statement filed as a POS-8C dated July 11, 2017 (the “Feeder Fund Prospectus”) and the Master Fund’s registration statement filed as a POS-8C dated July 11, 2017 (the “Master Fund Prospectus”, and together with the Feeder Fund Prospectus, the “Prospectuses”).  Below, we identify your comments and offer our responses.1

We believe that the responses below address your comments and intend to file a revised POS-8C incorporating the Master Fund Prospectus and the Feeder Fund Prospectus along with a request that the two registration statements be declared effective as of August 31, 2017.

1.	COMMENT:	You asked that we include the prospective filing date on the cover sheets of both Funds.

1 Capitalized terms used herein but not defined have the meaning ascribed to them in the Feeder Fund Prospectus and Master Fund Prospectus, as applicable.

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SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.
*DR. SULTAN ALMASOUD & PARTNERS IN ASSOCIATION WITH SHEARMAN & STERLING LLP

Mr. John Grzeskiewicz

RESPONSE:          The registration statement cover pages will reflect our filing date (expected to be August 29, 2017).  The prospectuses and SAIs within the registration statements will be dated August 31, 2017, our intended effective date.

2.	COMMENT:	You asked that we clarify whether the exchange of Feeder Fund shares for Master Fund shares is made at the discretion of the investors or at the discretion of the Funds.

RESPONSE:          The decision to exchange Feeder Fund shares for Master Fund shares is made by Feeder Fund shareholders (or their agents), not the Funds. We believe this is clear overall, but also will modify the sentence you flagged that might be read otherwise.

3.	COMMENT:	You asked that we explain how the exchange of Feeder Fund shares for Master Fund shares benefits the Master Fund and the Feeder Fund.

RESPONSE:          During an exchange of Feeder Fund shares for Master Fund shares, the Feeder Fund shareholders return their Feeder Fund shares and receive Master Fund shares. Those Master Fund shares are not “new” Master Fund shares, but rather the Master Fund shares already owned by the Feeder Fund. At the end of the exchange, the exchanging shareholders become Master Fund shareholders, the Feeder Fund receives its Feeder Fund shares back, and nothing changes at the Master Fund level in terms of the number of Master Fund shares outstanding. The principal change from the Master Fund’s perspective on such an exchange is that those Master Fund shares went from being owned by the Feeder Fund to being owned by the shareholders directly.  Although there is no new consideration for the Master Fund, the Master Fund certainly benefits from the development of this exchange mechanism.  Without it, Feeder Fund shareholders wishing to become Master Fund shareholders would have to sell their Feeder Fund shares and buy Master Fund shares directly from the Master Fund, a more cumbersome process and one that could result in some “leakage” of assets if the shareholder decides not to follow the process through. The Master Fund thus views the exchange mechanism as an important service element and one that helps maintain its overall shareholder base.  Similarly, the Feeder Fund also views the exchange mechanism as an important service element for its shareholders who now have a more streamlined means to switch into Master Fund shares should they decide that switching is more beneficial for tax, regulatory or other reasons.

4.	COMMENT:	You asked that we explain the differing references to sales charges between the Feeder Fund and the Master Fund.

RESPONSE:          The maximum sales charge for the Feeder Fund is up to 3.0% as described in the Feeder Fund Prospectus.  The maximum sales charge for the Master Fund is up to 2.0% as described in the Master Fund Prospectus. The fee table disclosure for the Master Fund notes the potential 2.0% sales charge and confirms that it is currently waived. The form of Subscription Document attached at the end of both Prospectuses is used for both Master Fund and Feeder Fund.  In that Subscription Document, the sales charge for the Feeder Fund is stated as up to 3% and – reflecting the current waiver – there is no stated sales charge for the Master Fund.

Mr. John Grzeskiewicz

5.	COMMENT:	You asked that we provide updated audit consents for the Funds.

RESPONSE:          We will do so.

The only other changes in our coming POS-8C filings will (1) provide the most recent financial figures relating to the number of remaining registered Units available for sale, the range of net asset values of the Units, Ironwood’s assets under management and performance information and (2) add the tender offer and account servicing fee disclosures we described in Nathan Greene’s call with you last week.

We believe our responses above adequately address all of your comments.  Should you have any questions, please do not hesitate to contact me at (212) 848-7485 or my colleague Nathan Greene at (212) 848-4668.

Very truly yours,

/s/ Yizhou Xu

Yizhou Xu

Acting as attorney for the Funds

Copy To:
Laurie Chatoff (Chief Financial Officer, Ironwood)
Yizhou Xu (Shearman & Sterling LLP)